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                                                                    EXHIBIT 77H
RIVERSOURCE INVESTMENT SERIES, INC.

For Columbia Large Growth Quantitative Fund:

During the fiscal year ended Sept. 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, Columbia Portfolio Builder funds, and Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For Columbia Large Value Quantitative Fund:

During the fiscal year ended Sept. 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, Columbia Income Builder funds and Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.